

Mail Stop 3561

September 12, 2008

Mr. Dan K. Dunn
Chief Financial Officer
Advanced Growing Systems, Inc.
3050 Royal Boulevard South, Suite 135
Alpharetta, Georgia 30022

> **Re: Advanced Growing Systems, Inc.**
> **Item 4.01 Form 8-K**
> **Filed September 11, 2008**
> **File No. 000-52572**

Dear Mr. Dunn:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Item 4.01 Form 8-K filed September 11, 2008

1. We do not believe your disclosure in the second paragraph that you notified Whitley Penn on September 10, 2008 that it will not be retained as your independent accountant complies with paragraph (a)(1)(i) of Regulation S-B. Please revise to specifically state that you dismissed Whitley Penn and the date thereof.

2. We note your disclosure that the engagement of Porter Keadle was approved by the audit committee of your board of directors. Since the dismissal and engagement of auditors are two separate events, please revise to clarify whether the decision to change accountants and the dismissal of Whitley Penn was also

recommended or approved by the audit committee or board of directors. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-B.

3. Please revise your disclosure in the third paragraph to specify the period during which you had no consultation with your new independent accountant. This period should include the two most recent fiscal years and the subsequent interim period preceding the engagement of Porter Keadle on September 8, 2008. Refer to paragraph (a)(2) of Item 304 of Regulation S-B.

4. Please revise your disclosure in the fourth paragraph regarding the period during which there were no disagreements with your former accountant. This period should include the two most recent fiscal years and the subsequent interim period through the dismissal of Whitley Penn on September 10, 2008. Refer to paragraph (a)(1)(iv) of Item 304 of Regulation S-B.

5. Please file an updated letter from your former accountant addressing your revised disclosure as an exhibit to the amended filing. The exhibit should be filed as Exhibit 16. Refer to Item 601(b)(16) of Regulation S-B.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information as an EDGAR correspondence file. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Dan K. Dunn
Advanced Growing Systems, Inc.
September 12, 2008
Page 3

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Bill Thompson, Branch Chief, at (202) 551-3344.

Sincerely,

Ta Tanisha Meadows
Staff Accountant